

Robert A. Spigno
Chief Financial Officer
Conectisys Corporation
24307 Magic Mountain Pkwy.
Suite #41
Valencia, CA 91355

November 19, 2008

Re: **Conectisys Corp**
           Item 4.01 Form 8-K
           Filed November 7, 1008
           File No. 033-03560-D

Dear Mr. Spigno:

        We issued oral comments to you on November 7, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 27, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by November 27, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        You may reach me at (202) 551-3364 if you have questions regarding comments on the related matters.

                                        Sincerely,

                                        Michael Henderson
                                        Staff Accountant